Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-240299

May 5, 2022

Northern Trust Corporation

Pricing Term Sheet

May 5, 2022

$1,000,000,000

4.000% Senior Notes due 2027

Issuer	Northern Trust Corporation

Security	4.000% Senior Notes due 2027

Expected Ratings*	A2 (Moody’s) / A+ (S&P) / A+ (Fitch)

Currency	USD

Principal Amount	$1,000,000,000

Maturity	May 10, 2027

Coupon	4.000%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Optional Redemption	Redeemable in whole or in part, by the Issuer on or after the date that is one month prior to the maturity date at 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Benchmark Treasury	2.750% US Treasury due April 30, 2027

Spread to Benchmark Treasury	100 bps

Benchmark Treasury Price / Yield	98-22 / 3.036%

Yield to Maturity	4.036%

Price to Public	99.838% of principal amount

Proceeds (Before Expenses) to Issuer	$994,880,000 (99.488%)

Interest Payment Dates	May 10 and November 10 of each year, commencing November 10, 2022

Trade Date	May 5, 2022

Settlement Date	May 10, 2022 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	665859AW4 / US665859AW46

Joint Book-Running Managers	Wells Fargo Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Co-Managers	BofA Securities, Inc. Citigroup Global Markets Inc. UBS Securities LLC Academy Securities, Inc.

*

Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling Barclays at 1-888-603-5847, Goldman Sachs at 1-866-471-2526, Loop Capital at 1-888-294-8898, Siebert Williams Shank at 1-800-924-1311, or Wells Fargo Securities, LLC at 1-800-645-3751.

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